

News Release

TSX:RMX | NYSE.MKT:RBY

May 13, 2013

Shareholders Invited to Attend Rubicon's Annual General Meeting of Shareholders on Wednesday, June 26, 2013 in Toronto, Ontario

Rubicon Minerals Corporation (TSX: RMX | NYSE.MKT: RBY) ("**Rubicon**" or the "**Company**") invites shareholders to attend its upcoming Annual General Meeting of Shareholders ("**AGM**") on Wednesday, June 26, 2013 at 4:30 pm Eastern Time at the Toronto Marriott Downtown Eaton Centre Hotel in Toronto, Ontario.

This year, the Company will be taking advantage of the new Notice-and-Access model provided for under recent amendments to National Instrument 54-101 for the delivery of its proxy materials, which is an environmentally friendly alternative that will reduce paper, printing and mailing costs. Under the Notice-and-Access model, shareholders will receive notification on how to electronically access the Company's Management Information Circular, Consolidated Financial Statements for the year ended December 31, 2012, and the Management's Discussion and Analysis (collectively, the "**Meeting Materials**"). Shareholders will also receive a proxy or voting instruction form, as applicable, enabling them to vote at the AGM. In accordance with the rules, the Company has filed a first time notice of use of Notice-and-Access, which is available on the Company's profile on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, and on the Company's website at www.rubiconminerals.com/2013-AGM.

The Meeting Materials will be available on the Company's website as of May 21, 2013 and will remain on the website for one full year thereafter. Meeting materials will also be available upon request, without charge, by e-mail to legal@rubiconminerals.com or by calling toll-free at 1-866-365-4706 in North America or +1-604-623-3333 (outside North America), or can be found online at www.sedar.com and at www.sec.gov, as of May 21, 2013.

Interested parties that are unable to attend the AGM can watch the Company's AGM presentation live via webcast at: Rubicon Minerals Presentation Webcast - June 26th, 2013

Participants may also listen to the presentation live by calling 604-638-5340 in Vancouver or toll-free 1-800-319-4610 in Canada and US or +1-604-638-5340 outside of Canada and US.

A replay of the webcast presentation will be available on the Company's website at www.rubiconminerals.com.

RUBICON MINERALS CORPORATION

"*Mike Lalonde*"

Michael A. Lalonde
President and Chief Executive Officer

PR13-8 For more information, contact Allan Candelario, Director of Investor Relations, Toll free: 1.866.365.4706
e-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC. Canada V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release